Exhibit (a)(5)

5551 Corporate Boulevard
Baton Rouge, LA 70808

Lamar Advertising Company Announces
Tender Offer For 2 7/8% Convertible Notes Due 2010 — Series B

Baton Rouge, LA — June 11, 2009 — Lamar Advertising Company (NASDAQ: LAMR), a leading owner and operator of outdoor advertising and logo sign displays, today announced that it has commenced a tender offer to purchase for cash any and all of its outstanding 2 7/8% Convertible Notes due 2010 — Series B. The full terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and related materials to be distributed to holders of notes and to be filed with the SEC as exhibits to Lamar’s Schedule TO on or about the date hereof.

Lamar is offering to purchase the notes at a price of $960 for each $1,000 principal amount of notes tendered. The tender offer for the notes will expire at 12:00 midnight, New York City time, at the end of July 9, 2009, unless earlier terminated or extended pursuant to the terms of the tender offer. Tendered notes may be withdrawn at any time prior to the expiration time. Payments of the purchase price and accrued interest up to but not including the payment date for the notes validly tendered and not withdrawn on or prior to the expiration time and accepted for purchase will be made promptly after the expiration time. The tender offer will not be contingent upon any minimum number of notes being tendered. However, the tender offer will be subject to certain conditions, which are described in the Offer to Purchase. Subject to applicable law, Lamar may waive conditions applicable to the tender offer or extend, terminate or otherwise amend the tender offer.

The purpose of the offer is to purchase the notes in order to retire the debt associated with the notes. In accordance with the terms and subject to the conditions of the tender offer, Lamar will fund purchases pursuant to the tender offer from available cash. As of June 11, 2009, $133,567,000 aggregate principal amount of the notes was outstanding.

The dealer managers for the tender offer are J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC. Global Bondholder Services Corporation is acting as depository and information agent in connection with the tender offer. Any questions regarding procedures for tendering the notes or requests for additional copies of the Offer to Purchase, Letter of Transmittal and related documents, which are available for free and which describe the tender offer in greater detail, should be directed to Global Bondholder Services Corporation, whose address and telephone number are as follows:

Global Bondholder Services Corporation
65 Broadway — Suite 723
New York, New York 10006

Holders call toll-free: (866) 857-2200
Banks and Brokers call: (212) 430-3774
Fax: (212) 430-3775

None of Lamar, its board of directors, the dealer managers, the information agent or the depository is making any recommendation to holders of notes as to whether or not they should tender any notes pursuant to the tender offer.

This press release is for informational purposes only and shall not constitute an offer to purchase nor a solicitation for acceptance of the tender offer described above. The tender offer is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Lamar will distribute to holders of the notes after these documents are filed with the SEC as exhibits to its Schedule TO. Holders of notes should read the Offer to Purchase, Letter of Transmittal and related tender offer materials when they become available because they contain important information. Holders of notes can obtain a copy of the Offer to Purchase, Letter of Transmittal and other tender offer related materials free of charge from the SEC’s website at www.sec.gov once Lamar files them with the SEC, which it expects to do on or about June 11, 2009.

About Lamar

Lamar Advertising Company is one of the largest outdoor advertising companies in the United States based on number of displays and has operated under the Lamar name since 1902. As of April 30, 2008, Lamar owned and operated approximately 155,000 billboard advertising displays in 44 states, Canada and Puerto Rico, approximately 96,000 logo advertising displays in 19 states and the province of Ontario, Canada, and operated over 27,000 transit advertising displays in 16 states, Canada and Puerto Rico. Lamar offers its customers a fully integrated service, satisfying all aspects of their billboard display requirements from ad copy production to placement and maintenance. Lamar’s corporate headquarters is located in Baton Rouge, Louisiana.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, including statements concerning Lamar’s expectations regarding the terms of the offer and timing for filing its Schedule TO, Offer to Purchase, Letter of Transmittal and other offer related documents, and the commencement and completion of Lamar’s tender offer for the notes. There can be no assurance that the tender offer will be completed or that it will not be amended or withdrawn.

Contact:

Lamar Advertising Company
Keith A. Istre, 225-926-1000
ki@lamar.com